

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 26, 2010

Mr. Thomas J. McCusker
Executive Vice President for Business Conduct,
General Counsel and Secretary
*info*GROUP, Inc.
5711 South 86th Circle
Omaha, Nebraska 68127

Re: *info*GROUP, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 30, 2010
File No. 001-34298

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Background of the Merger, page 16</u>

1. Please disclose Mr. Gupta's position at the company and his beneficial ownership of the company's securities on December 22, 2008.

2. In light of the fact that Mr. Gupta indicated in his public statement on December 22, 2008 that he might be a buyer of the company or a seller of his equity interests, discuss why Mr. Gupta, in his role as a director, continued to participate in discussions and decisions regarding the sale of the company.

3.   Please discuss in detail here and under the discussion of the reasons for the merger how the M&A Committee and Board of Directors considered the pending SEC investigations throughout the process, including the nature of the investigation, the status of the investigation, and the potential impact of the investigation on the company, Mr. Gupta and potential bidders.   Also disclose the anticipated terms of the company's and Mr. Gupta's settlements with the SEC that were communicated to potential bidders.

4.   Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in the proxy statement is required to be disclosed. Refer to Item 14(b)(6) of Schedule 14A. Please provide the information required by Item 1015(b) of Regulation M-A regarding the following:
   - The presentation by Evercore on January 29, 2009 to the Board of Directors regarding the company's valuation and various strategic alternatives;
   - The presentation by Evercore on August 25, 2009 to the Board of Directors of Evercore's findings regarding the current, and projected future, fair market value of the company requested by the Board of Directors on July 31, 2009; and
   - The presentation by Evercore on February 16, 2010 to the M&A Committee regarding the proposals and the valuation analyses performed by Evercore in connection with the company's long term strategic plan.

Alternatively, advise us why each presentation does not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 14(b)(6) of Schedule 14A.

5.   At various locations in the discussion of the background of the merger, you refer to strategic alternatives considered by the M&A Committee and Board of Directors. You also refer to management updates on the company's long term strategic plan, suggested modifications to the strategic plan and the strategic plan's construction and underlying assumptions. In each location, please separately discuss each strategic alternative considered and how it was considered, including any conclusions reached. Similarly, discuss the company's long term strategic plan, modifications to the plan and the plan's construction and underlying assumptions.

6.   Please discuss why the Board of Directors decided at the August 25, 2009 meeting to engage Evercore and commence a formal process to explore the company's strategic alternatives.

7.   You disclose that you received preliminary written proposals from ten financial sponsors by the November 3, 2009 deadline. Disclose how many preliminary proposals were at prices below $8.00 per share and above $8.00 per share.

8.   Revise your disclosure to provide more insight into the M&A Committee discussion that took place on December 7, 2009 related to the future of the company's relationship with Mr. Gupta in the event the transaction process does not result in a completed transaction. For instance, disclose what was discussed and if there were any decisions made by the M&A Committee related to the relationship between Mr. Gupta and the company if the transaction process does not result in a completed transaction.

9.   On February 12, 2010 Party A submitted a proposal to acquire all of the company's outstanding common stock at a price of $8.00 per share. On February 13, 2010, the M&A Committee met to discuss the terms of the proposals received from CCMP, Party A and the financial sponsor proposing a PIPE transaction. Please revise to explain in greater detail the basis upon which you considered Party A's offer and any potential PIPE transaction offer and why you decided to enter into an exclusive relationship with CCMP instead of the other bidders.

10.   Discuss the other material terms of Party A's proposal that the Board of Directors considered to be inferior at its meeting on February 17, 2010.

11.   Disclose how the signed debt commitment letters from BofA submitted with CCMP's March 6, 2010 proposal differed materially from the terms of the debt commitment letters submitted on February 12, 2010. Explain the significance of the modifications to the definition of Adjusted EBITDA.

12.   Disclose when and why Mr. Gupta resigned as a company director in relation to when the Board of Directors approved the transaction and the merger agreement and the merger agreement was executed.

13.   Discuss here and/or in the discussion of the reasons for the merger the company's settlement of SEC administrative proceedings and Mr. Gupta's settlement of SEC civil proceedings on March 15, 2010. Discuss the SEC's findings and terms of the settlement agreements, including Mr. Gupta's officer and director bar and voting restrictions on his company common stock. Discuss the what consideration the Board of Directors has given to the terms of the settlement agreements in making its recommendation for shareholders to vote to approve the merger agreement.

Reasons for the Merger; Recommendation of the M&A Committee and Our Board of Directors, page 29

14.   Clarify whether the M&A Committee and Board of Directors currently believes that the merger is in the best interests of the company and its shareholders and recommends that shareholders vote to approve the merger.

15.   Please revise your disclosure under the reasons for the merger to more fully convey to stockholders your reasons for merging at this time, with CCMP in particular, and on the agreed terms. Describe in specific terms what it was about each factor that supports or does not support the Board's decision. For example:

- Specifically discuss the benefits and risks of each alternative considered and why a sale of the company at $8.00 per share was the alternative chosen;

- Discuss the company's long term strategic plan when discussing the consideration of continuing to operate the company on a stand-alone basis;

- You disclose that the M&A Committee and the Board of Directors received updates on and considered business, financial and market factors throughout the process. Please discuss specifically what information the M&A Committee and Board of Directors considered in these areas and how it does or does not support the Board's decision.

These are just examples. Revise your disclosure throughout this section.

Opinion of Evercore, page 31

16.   Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Evercore Group L.L.C. in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also, please provide us with a copy of the engagement letter.

17.   Please disclose in the proxy statement all material projections provided to Evercore or the third party bidders regarding the company as well as the bases for and the nature of the material assumptions underlying the projections.

18.   Under the historical trading analysis, please disclose why Evercore chose a two year time period ending March 5, 2010 for its historical trading analysis.

19.   Under the analysis of select publicly traded companies, disclose what specific financial and operating data Evercore reviewed and compared in their analysis of select publicly traded companies. Disclose on what basis Evercore determined the companies selected were comparable. Disclose why Evercore applied selected multiples ranging from 5.5x to 7.0x of calendar year 2010 EBITDA.

20.   Under the discounted cash flow analysis, disclose why Evercore chose the particular discount and growth rates, and discuss the assumptions underlying the anlaysis.

21.   Under the selected precedent M&A transactions analysis, disclose why Evercore determined the transactions were comparable. For each transaction, disclose the specific data used to calculate the transaction values and resulting multiples. Disclose why Evercore applied selected multiples ranging from 6.5x to 7.5x of LFQ EBITDA.

22.   Under the leveraged buyout analysis, disclose the bases for each assumption used by Evercore.

Financing of the Merger, page 38

23.   Please provide us with copies of the equity commitment letter, the debt commitment letter and limited guarantee.

24.   Under the conditions precedent to the debt commitments, disclose how the consolidated debt to EBITDA ratio is calculated, the time period to which it applies and the current calculation of the company's ratio.

Interests of the Company's Directors and Executive Officers in the Merger, page 41

25.   Please discuss the additional benefits to Mr. Gupta from the transaction, such as assured liquidity for his significant shareholdings. Discuss the obligations and restrictions on Mr. Grupta resulting from his settlements of the derivative litigation and SEC civil action and how the transaction may be beneficial to him in light of these settlements.

26.   We note that you used the weighted average exercise price of Mr. Gupta's options to calculate the value of vested and unvested options. Please disclose, if true, that none of Mr. Gupta's options is exercisable for less than $8.00 per share.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director